UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Amendment No. 1)*
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dave Inc.
(f/k/a VPC Impact Acquisition Holdings III, Inc.)
 (Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
23834J102
(CUSIP Number)
March 11, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2254A109

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,136,218[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,136,218[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,136,218[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Consists of (i) 1,948,305 shares of common stock of the issuer, and (ii) 187,913 shares of common stock issuable upon the exercise of warrants of the issuer.

CUSIP No.	G2254A109

1	NAMES OF REPORTING PERSONS
Pinehurst Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,115,519[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,115,519[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,115,519[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Consists of (i) 1,927,607 shares of common stock of the issuer, and (ii) 187,912 shares of common stock issuable upon the exercise of warrants of the issuer.

CUSIP No.	G2254A109

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,190,802[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,190,802[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,190,802[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Consists of (i) 4,732,478 shares of common stock of the issuer, and (ii) 458,324 shares of common stock issuable upon the exercise of warrants of the issuer.

CUSIP No.	G2254A109

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,190,802[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,190,802[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,190,802[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Consists of (i) 4,732,478 shares of common stock of the issuer, and (ii) 458,324 shares of common stock issuable upon the exercise of warrants of the issuer.

Item 1(a)	Name of Issuer
The name of the issuer is Dave, Inc. (f/k/a as VPC Impact Acquisition Holdings III) (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Company’s principal executive offices are located at 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.
Item 2(a)	Name of Person Filing
This statement is filed by on behalf of the following persons (collectively, the “Reporting Persons”):
(i) (ii) (iii) (iv)
Corbin ERISA Opportunity Fund, Ltd., a Cayman Islands exempted company;
Pinehurst Partners, L.P., a Delaware limited partnership;
Corbin Capital Partners, L.P., a Delaware limited partnership;
Corbin Capital Partners GP, LLC, a Delaware limited liability company;

Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the business office of each of the Reporting Persons is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Item 2(c)	Citizenship
Corbin ERISA Opportunity Fund, Ltd. is organized under the laws of the Cayman Islands.  Pinehurst Partners, L.P., Corbin Capital Partners, L.P. and Corbin Capital Partners GP, LLC are organized under the laws of the State of Delaware.
Item 2(d)	Title of Class of Securities
Class A ordinary shares, par value $0.0001 per share  (“Ordinary Shares”).
Item 2(e)	CUSIP No.
23834J102

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4(a).	Amount Beneficially Owned

Amount beneficially owned: Corbin ERISA Opportunity Fund, Ltd. - 2,136,218 Pinehurst Partners, L.P. - 2,115,519 Corbin Capital Partners, L.P. - 5,190,802 Corbin Capital Partners GP, LLC - 5,190,802

Item 4(b)	Percent of Class

Percent of class:
Corbin ERISA Opportunity Fund, Ltd. - 0.7%
Pinehurst Partners, L.P. - 0.7%
Corbin Capital Partners, L.P. - 1.6%
Corbin Capital Partners GP, LLC - 1.6%

The percentages used herein are calculated based upon  324,008,185 shares of Common Stock, which consists of (i) 323,549,861 shares of Common Stock reported to be outstanding as of January 5, 2022, as reported in the Company’s prospectus, as filed with the Securities and Exchange Commission on February 14, 2022, and (ii) 458,324 shares of Common Stock issuable upon the exercise of warrants of the Company.

Item 4(c)	Number of Shares to which such Reporting Person has

Number of shares to which such Reporting person has:
(i)	Sole Power to vote or to direct the vote
Corbin ERISA Opportunity Fund, Ltd. - 0
Pinehurst Partners, L.P. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners GP, LLC - 0

(ii)	Shared power to vote or to direct the vote:
Corbin ERISA Opportunity Fund, Ltd. - 2,136,218
Pinehurst Partners, L.P. - 2,115,519
Corbin Capital Partners, L.P. - 5,190,802
Corbin Capital Partners GP, LLC - 5,190,802

(iii)	Sole power to dispose or to direct the disposition of:
Corbin ERISA Opportunity Fund, Ltd. - 0
Pinehurst Partners, L.P. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners GP, LLC - 0

(iv)	Shared power to dispose or to direct the disposition of:
Corbin ERISA Opportunity Fund, Ltd. - 2,136,218
Pinehurst Partners, L.P. - 2,115,519
Corbin Capital Partners, L.P. - 5,190,802
Corbin Capital Partners GP, LLC - 5,190,802

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check following ☒.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
The information in Items 2 and 4 is hereby incorporated by reference.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2022

Corbin ERISA Opportunity Fund, Ltd.

By:	Corbin Capital Partners, L.P.
Its:	Investment Manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Pinehurst Partners, L.P.

By:	Corbin Capital Partners, L.P.
Its:	Investment Manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners L.P.

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory